July 8, 2025

Kwok Wai BOW
Chairman of the Board and Director
Altech Digital Co., Ltd.
Units 608-61
Level 6, Core C, Cyberport 3
100 Cyberport Road, Pok Fu Lam
Hong Kong

       Re: Altech Digital Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted June 10, 2025
           CIK No. 0002067715
Dear Kwok Wai BOW:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure relating to how cash is transferred through your organization on page 3. Please include similar disclosure on the cover page.
 July 8, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 56

2. Please disclose whether the company has adequate amounts of cash to fund its current and future operations and specify the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to Item
       303(b)(1) of Regulation S-K.
Business
Customers, page 69

3. Clarify whether the customer that contributed 56.2% of the company revenue for the year ended March 31, 2025 is the same customer that contributed a majority of the
       company   s revenue for the year ended March 31, 2024. In addition,
please disclose
       the identify of the customer and the material terms of your agreement with them, including termination provisions.
Suppliers, page 69

4. Please disclose whether the company has a written agreement with its major supplier,
       Alliance Technology Global Limited. If so, please disclose any material provisions of such agreement, including any termination provisions, and file a copy of the agreement as an exhibit.
Our Growth Strategies, page 70

5. Please expand your disclosure to discuss the expected timeline and anticipated costs associated with your future plans, including any contingencies such as raising additional funds.
Shares Eligible for Future Sale, page 94

6.     Please disclose the exceptions to the lock-up agreements.
Notes to consolidated financial statements
2. Summary of significant accounting policies
Revenue recognition, page F-18

7. We note that you utilize subcontractors in delivering your solutions to your customers. Please tell us your consideration of ASC 606-10-55-36 through 55-39A to support recognizing revenue gross as a principal.
15. Segment Reporting, page F-22

8. We noted your disclosure that you have a single reportable segment, and you have adopted the ASU 2023-07 during the current fiscal year. Please revise your segment footnote disclosure to clarify whether your single operating segment entity is managed on a consolidated basis. Refer to ASC 280-10-50-20 & 55-15D. Further, disclose how the chief operating decision maker uses the reported measure of segment profit or loss. Refer to paragraph 280-10-50-29(f). See Example 4 in paragraph ASC 280-10-
       55-54.
 July 8, 2025
Page 3
16. Subsequent Events, page F-22

9. Please revise to disclose the date through which subsequent events were evaluated.
       Refer to ASC 855-10-50-1.
General

10.    Please supplementally provide us with copies of all written communications, as
       defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communication.
11. We note your disclosure that "[O]ur Company and our Operating Subsidiary currently have no operations in mainland China" and that "Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas." Please revise to clarify that all the legal and operational risks
       associated with having operations in the People   s Republic of China
(PRC) also
       apply to operations in Hong Kong. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only.
Where
       appropriate, you may describe PRC law and then explain how law in Hong Kong and
       Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Herman Lee, Esq.